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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 50057

02019788

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2002
526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harborview, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Van Langen (212) 310-4521
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue (Address) New York (City) New York (State) 10022-2597 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4/3/2002

OATH OR AFFIRMATION

See attached
____, swear (or affirm) that, to the
est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____, as of
_______________, 20 _____, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

is report** contains (check all applicable boxes):
- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HARBORVIEW, LLC

February 25, 2002

State of New York }

} SS:

County of New York }

OATH OR AFFIRMATION

FEBRUARY 25, 2002

We, the undersigned, officers of Harborview LLC affirm that, to the best of our knowledge and belief, the accompanying statements and supplementary schedules as of December 31, 2001 and for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members or allied members of the New York Stock Exchange, we affirm that the attached financial statements and supplementary schedules as of December 31, 2001 and for the year ended December 31, 2001, will promptly be made available to those Harborview LLC members and allied members whose signatures do not appear below.

Howard J. Schwartz
Chairman / CEO

Robert D. VanLangen
Chief Financial Officer / CAO

DAWN VOLPONI
Notary Public, State of New York
No. 01VO6042225
Qualified in Queens County
Commission Expires May 22, 2002

Dawn Volponi

3 Times Square 14th Floor New York, NY 10036
Telephone 212.809.3705 Fax 646.223.9086

HARBORVIEW, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(with supplementary report)

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company LLP

New York, New York
January 24, 2002

HARBORVIEW, LLC

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 1,244,802**
Commissions receivable from affiliated broker	**115,842**
Other assets	**10,000**
	$ 1,370,644
LIABILITIES	
Due to affiliated broker	**$ 70,000**
Accrued bonuses	**324,000**
Accrued expenses	**33,401**
	427,401
MEMBERS' EQUITY	**943,243**
	$ 1,370,644

See notes to statement of financial condition

HARBORVIEW LLC

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - ORGANIZATION

Harborview LLC (the "Company"), a Delaware limited liability company, is a registered broker dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers ("NASD").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

[1] Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include money market funds.

[2] Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - COMMITMENTS

The Company is obligated under noncancelable lease agreements with respect to seats on the NYSE. These agreements were extended during 2001 and are to expire in August, 2002 and November and December 2003. Annual rental commitments under such agreements for the years ending December 31, 2002 and 2003 are approximately $876,000 and $601,000, respectively.

The Company has entered into administrative services and brokerage services agreements with an affiliated company. Under these agreements, the affiliate provides various administrative and management services to the Company, and in return the Company provides floor brokerage services. The agreements provide for net settlement of the amounts due.

NOTE D - INCOME TAXES

The Company is treated as a partnership for tax purposes and is not subject to taxes on federal and state income, which is the responsibility of the members. The Company is subject to the New York City Unincorporated Business Tax.

HARBORVIEW LLC

Notes to Statement of Financial Condition
December 31, 2001

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000. The Company also is subject to the minimum net capital requirement of the National Securities Clearing Corporation of $750,000.

The Company has net capital of approximately $915,000 at December 31, 2001 which was in excess of these requirements.

NOTE F - DISTRIBUTIONS

During the year, the Board of Directors authorized and the Company paid distributions to the members totaling $230,000.

SUPPLEMENTARY REPORT

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Harborview, LLC
New York, New York

In planning and performing our audit of the financial statements of Harborview, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons

[2] Recordation of differences required by Rule 17a-13

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Harborview, LLC
New York, New York

We have audited the accompanying statement of financial condition of Harborview, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Harborview, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company LLP

New York, New York
January 24, 2002